T E R Y L R E S O U R C E S C O R P.
NEWS RELEASE

October 1, 1999	08/99

Joint Venture Mineral Agreement Completed with Kinross Gold

For Immediate Release: October 1, 1999 - Fairbanks, Alaska - Teryl Resources Corp. (Symbol TRC.V) wishes to announce a joint venture mineral agreement has been completed on the Westridge claims located in the Fairbanks Gold mining district with Kinross Gold Corporation and Teryl, Inc. (Teryl Resources U.S. subsidiary).

The terms and conditions of the option agreement allowing Kinross to vest in the joint venture include:

  Kinross Gold to expend $1,500,000.00 US funds over a five-year period.
  Kinross Gold to make payments of $285,000.00 US over the five-year period to Teryl, Inc., the U.S. subsidiary of Teryl Resources Corp., including $1,000,000.00 US in advanced royalty payments over five annual payments of $200,000.00 US.

Upon completion of the expenditure program for $1,500,000.00 US and completion of the annual payments Kinross Gold will earn a 70% interest and Teryl will retain a 30% interest in the Westridge Claims.

The Westridge Claims consist of 53 units which are 100% owned by Teryl, Inc. (Teryl Resources Corp. US subsidiary). The claims are adjacent to the True North Gold deposit which is reported to contain 1.3 million ounces of gold and to the producing Fort Knox Gold deposit which is reported to contain 4,100,000 ounces of gold at a value of 0.03 ounces of gold per ton.

The Company is also involved in another joint venture with Kinross Gold on the Gil Claim prospect in Alaska which has recently reported resource calculations of 10,700,000 tons at an average grade of 0.042 ounces of gold per ton of which 6,520,000 tons are indicated and 4,180,000 tons are inferred. Teryl, Inc. retains a 20% working interest in the Gil prospect and Kinross Gold retains a 80% interest.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

JOHN ROBERTSON
President

The Vancouver Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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